

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2021

Robert Vitale
Chief Investment Officer
Post Holdings Partnering Corporation
2503 S. Hanley Road
St. Louis, Missouri 63144

> **Re: Post Holdings Partnering Corporation**
> **Registration Statement on Form S-1**
> **Filed February 9, 2021**
> **File No. 333-252910**

Dear Mr. Vitale:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed February 9, 2021

Cover Page

1. We note disclosure that following the partnering transaction, holders of shares of Series B common stock will be entitled to ten votes per share. Please revise here and where appropriate to clearly disclose the extent to which this feature is novel or uncommon as compared to offerings of other similar special purpose acquisition companies. Additionally, please revise to address any material conflicts the high vote feature may raise, including, but not limited to, any material adverse impact on your ability to find a target, additional costs you may incur, your possible status as a controlled company after the business combination and the extent to which public shareholder interests may not be

aligned with the interests of your founder and management. Please add relevant summary risk factor disclosure on page 41 or advise us why you believe the bullet points should not be tailored to this feature of your offering.

Summary, page 1

2. We note that your Summary section focuses to a significant extent on Post and its operations. Please revise to include prominent disclosure clarifying your relationship with Post and addressing the following:

- that you are not Post, and that you have no current business, other than to seek a partner in a partnership transaction;
- that none of Post's business will directly be a source of returns for investors in your offering;
- whether Post is obligated to provide its expertise in sourcing a partnering transaction;
- whether Post may receive any compensation or economic benefit from sourcing or providing financing for a partnering transaction which could reduce the value of the company to other investors;
- that the amount and terms of any such compensation or economic benefit to Post have not yet been determined.

Our Process, page 12

3. We note disclosure that you are not prohibited from pursuing a partnering transaction with a company that is affiliated with your sponsor, officers or directors. Please revise to address whether Post is constrained in any way from pursuing acquisitions that could be suitable partnering transactions for the company.

4. Please reconcile conflicting statements regarding your obligation to obtain an independent fairness opinion if you pursue a partnering transaction with a related party that appear on pages 12, 58 and 109. If you retain the discretion to pursue a related party transaction without obtaining an independent fairness opinion, please state that such a transaction could produce an unfair economic impact on the company and may transfer value from unaffiliated investors to the sponsor or to Post or its other subsidiaries.

5. In your disclosure that potential conflicts with Post are naturally mitigated by the differing nature of investments you would each find most attractive, please clarify if Post will have discretion to determine whether a potential partnering transaction would be "synergistic to the existing Post businesses." Clarify whether there can be any assurance that potential conflicts between Post and the company will in fact be "naturally mitigated" by the factors identified in the current text, or whether Post's separate interest in acquisitions may lead to the company not being able to complete a suitable partnering transaction.

Manner of conducting redemptions, page 30

6.   We note the statement that you will redeem shares upon completion of a partnering transaction in connection with a stockholder meeting or by means of a tender offer. Please confirm that this language refers to the means of providing the redemption opportunity rather than the trigger for redemption. Confirm that your charter will provide investors with the right to redeem public shares upon completion of any partnering transaction, consistent with NYSE Manual Section 102.06.

Risk Factors, page 69

7.   Reference is made to risk factor disclosures on page 69 where you indicate the independent auditor report contains a going concern explanatory paragraph. We noted no going concern paragraph within the audit opinion presented on page F-2. Please clarify and/or revise accordingly.

Our Investment Criteria, page 104

8.   Please revise to address whether the ten votes per share of Series B common stock is a condition to an acquisition. If it is not a condition please clarify the factors you will consider in deciding whether to engage in a partnering transaction that does not include the high vote feature.

Description of Securities, page 151

9.   Please revise the description of your Series B common stock to state whether there are any "sunset" provisions that limit the lifespan of the stock. To the extent there are no such provisions, please discuss in an appropriate location of the registration statement any adverse impacts on holders of Series A common stock.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Pamela Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction